

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

<u>VIA U.S. MAIL AND FACSIMILE</u>

Cindy B. Taylor
President and Chief Executive Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, Texas 77002

> **Re:** **Oil States International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 22, 2010 and April 1, 2010**
> **File No. 1-16337**

Dear Ms. Taylor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 2

Well Site Services, page 5

1.   We note your disclosure on page 7 that "[i]n the past, [you] have also served companies operating in international markets including the Middle East, Europe, Asia and South America" (emphasis added). We further note your risk factor on page 19 beginning "We do business in international jurisdictions…" indicates that your international business operations include projects in countries where "governmental corruption is known to exist." Please reconcile these apparent inconsistencies or describe in necessary detail the countries where such governmental corruption exists and your business operations in connection therewith.

Exhibits 31.1 and 31.2

2.   We note that you have (i) included the word "we" in paragraph 4 and (ii) deleted "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4.d. In future filings, please file certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Officers and Directors, page 4

3.   Provide complete biographical sketches, eliminating all gaps or ambiguities with regard to time in the five year history that Item 401 of Regulation S-K requires. There appear to be gaps in the sketches for Messrs. Steen, Rosenthal, Seaver, and Van Kleef, and Mr. Steen's sketch does not provide his age.

Executive Compensation, page 14

Elements of Compensation, page 16

4.   We note that the compensation of your named executive officers is in part determined by a combination of corporate financial performance objectives, namely EBITDA and ROI. Please provide the basis for using differing relative percentages of such corporate financial performance objectives for each named executive officer and describe how such basis fits within your overall compensation philosophy.

5.   Also, please disclose the actual quantitative targets used to determine your named executive officers' incentive compensation. For example, you do not disclose the pre-

established targets relating to your EBITDA and ROI or any personal performance criteria that are tied to incentive compensation. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K

Executive and Change of Control Agreements, page 21

6.   Please file as exhibits the "Executive Agreements," as Item 601(b)(10) requires.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director